UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of August, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:

                                                                   Sequential
     Exhibit                     Description                       Page Number
     -------                     -----------                       -----------

        1.             Press release, dated August 4, 2003.            3







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
FOR IMMEDIATE RELEASE


MEDIA CONTACT:                                              INVESTOR CONTACT:
Judyth Eichenholz                                           Yaron Eldad
e-SIM Ltd.                                                  e-SIM Ltd.
+1-888-742-9364                                             +972-2-587-0770
judyth@e-sim.co.il                                          yaron@e-sim.co.il
------------------                                          -----------------


             e-SIM TO IMPLEMENT CHANGES IN ITS JAPANESE ORGANIZATION


Jerusalem, Israel, August 4, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for wireless and other electronic products, announced today that it will be implementing a number of strategic changes in its Japanese organization. In light of the company's earlier decision to focus on specific vertical markets, of which wireless platforms and devices are major ones, it will leverage its global organization's skills in these areas for the Japanese market.

Within the framework of these changes, e-SIM will be putting into effect in Japan a model proven successful in other regions of the world. Viewing the specific vertical markets as the focus, sales and technical personnel with expertise gained from other global vertical accounts will leverage their experience for the benefit of local Japanese customers.

To address Japan's unique market characteristics and potential, e-SIM is applying a hybrid model that combines retaining its local Japanese-speaking organization while focusing more Headquarter attention on the Japanese market.

e-SIM also announced the resignation of Mr. Hajime Machikawa, director of e-SIM Japan. Mr. Machikawa will take up a senior position at another high profile technology company.

Mr. Uri Yaffe, SVP for Corporate Sales, said, "e-SIM has decided to accelerate its activities in the Japanese market by applying its successful global model to it. Together with our excitement about this change, we are disappointed by Mach's departure; he is in a large measure responsible for our success in Japan. We wish him the best of luck in his new position."


ABOUT E-SIM LTD.
Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment.

e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite new products' concept-to-market chain by easily creating simulated computer prototypes that are fully functional, and generating code from them to be used in the actual product. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.


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
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


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
                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         e-SIM LTD.


Date:  September 1, 2003                 By  /s/ Yaron Eldad
                                            ------------------------------------
                                            Name:   Yaron Eldad
                                            Title:  Chief Financial Officer
                                                    and Chief Operating Officer




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